121

05011947

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME NABI Bus Industries RT

*CURRENT ADDRESS

**FORMER NAME

PROCESSED

**NEW ADDRESS

OCT 25 2005

THOMSON FINANCIAL

FILE NO. 82- 4925 FISCAL YEAR 12-31-04

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DAT : 10/21/05

AR/S
12-31-04



NABI Bus Industries RT

New Solutions for Mobility

Annual Report and Accounts **2004**

NABI



Mission Statement



NABI designs, produces and services buses and coaches and develops technology and business processes to deliver dependable and efficient transport solutions for our customers. Every product is designed to minimize operating costs and provide high levels of comfort to make bus and coach travel attractive, which assists our customers to win more passengers.



We recognize the importance of stable and competitive long-term business relationships with all of our business partners and that our future success depends upon the commitment and effectiveness of a motivated and highly-trained workforce.



Table of Contents



Financial Overview

	2001	2002	2003*	2004
Overall performance				
Vehicles sold (units)	1,319	1,375	1,149	1,227
Net sales	344,034	359,121	318,600	376,931
Net income / (loss)	7,952	7,090	(18,199)	(65,611)
Earnings / (loss) per share	1.73	1.53	(3.94)	(14.19)
Operational performance				
Gross profit	44,832	41,947	8,464	4,762
EBITDA	21,825	18,045	(8,169)	(19,909)
Operating income / (loss)	14,221	11,801	(23,686)	(58,664)
Financial position				
Cash and cash equivalents	1,988	29,753	21,063	23,956
Total assets	221,180	259,051	274,437	229,100
Long term debt	31,678	28,681	0	0
Net debt / Equity	0.93	0.86	1.78	(52.10)
Shareholders' equity	70,666	78,538	60,873	(1,547)
Margins and ratios				
EBIDTA margin (%)	6.34	5.02	(2.56)	(5.28)
Operating margin (%)	4.13	3.29	(7.43)	(15.56)
Net margin (%)	2.08	1.97	(5.71)	(17.41)

Thousands of US$ except ratios and where otherwise indicated
****2003 figures were restated, detailed explanation is included in the audited reports***



11%
12%
77%
12%
17%
71%
15%
18%
67%
16%
21%
63%
U.S. Bus Sales
European Bus Sales
Aftermarket Sales
2001
2002
2003
2004

Report of the Board of Directors







2004 marked a turning point for NABI Bus Industries Rt. ("NABI" or the "Company"). With deteriorating Hungarian terms of trade with the United States and an environment of continuing significant budgetary and regulatory constraints at all levels of the US public sector, the Company faces significant challenges to be able to cost-effectively design, manufacture and deliver buses to customers without prejudicing innovation, quality and reliability.

The continuing depreciation of the US dollar and rising commodity prices have exposed an underlying decline in competitiveness at NABI. Not only in order to survive, but also to ensure a prosperous future, NABI embarked on a comprehensive review and restructuring of its operations in Hungary, the United States and the United Kingdom in 2004. The plan for the restructuring and turnaround of the Company is focused primarily on improving efficiency and quality, restoring profitability, discontinuing non-core businesses and reducing financial and operational risk. Despite the far-reaching changes currently underway across the Group, product development, responsiveness to customer demands and shortening lead times remain high on NABI's list of priorities. The Company continues to receive recognition for its ability to innovate with products that respond to new urban transportation challenges cities face.

Most of NABI's customers and suppliers have been very understanding and supportive of the Company during the restructuring process, for which the Board is most appreciative. The reward for their support and patience will, we hope, materialize through increased business opportunities in the future. NABI's financiers have been particularly patient and provided significant resource and support to assist NABI. Following the 2004 extension of debt maturities from short term to 2006, during 2005, the group's lenders have agreed to restructure the balance sheet through significant debt-to-equity conversions and to significantly extend maturities for up to 8 years. Further details are contained in the financial statements.

During 2004, NABI's Board undertook a detailed review of all of the Company's operations and, thereafter, commenced the implementation of a comprehensive restructuring and turnaround plan. Provisions amounting to US$34.7 million of both a cash and non-cash nature were made to more appropriately reflect the Board's view of the costs resulting from the implementation of the plan, a reassessment of certain risks and liabilities, and the realizable market value of certain assets. These provisions are, by and large, of a one-time nature and are not expected to be repeated in 2005. However, these provisions alone reduced NABI's shareholder funds by 57% to US$26.2 million.

During 2004, NABI delivered 1,227 buses to customers, a 7% increase in the number of vehicles delivered in 2003. Consolidated total revenue in 2004 was US$378.4 million (including US$1.5 million in deferred revenue from the previous year), an increase of US$58 million, or 18.2% from the US$320 million generated during 2003. This improvement can mainly be attributed to stronger sales of new buses in NABI's two primary markets, the US and the UK. In addition, aftermarket sales revenue continued to grow robustly, again by double digit percentages in 2004 on a consolidated basis. Spare parts and aftermarket service revenues were US$61.6 million in 2004, an increase of 31% above the US$47.0 million posted in 2003.

In spite of the increased revenue, gross profit decreased to US$4.8 million, or 1.3% of sales, comparing to the US$8.5 million posted by NABI in 2003. However, the operating loss was much greater than in 2003. In 2004, NABI posted a US$58.7 million loss, which was US$35 million more than in 2003. Factors contributing to the operating loss of US$58.7 million include the continued decline in the US dollar's value in comparison with the Hungarian Forint, costs incurred and provisions made in connection with the restructuring and increased warranty costs. Gross profit and operating margins continued to deteriorate as a result of the 34% depreciation of the US dollar against the Forint over the past two years, which has substantially increased Hungarian manufacturing costs in relative terms. In order to ease demands on cash flow, inventories were reduced by US$18.8 during 2004 and NABI's lenders agreed to convert a significant portion of its debt that was previously classified as short term into a longer term facility. In accordance with the terms of the lender agreements, NABI repaid loans of US$22 million during 2004.

The year marked an auspicious beginning for two new NABI products. The first is the NABI 60-BRT, the Company's advanced-design, low floor articulated bus for bus rapid transit (BRT) applications. The prototype of this new vehicle was delivered to the Los Angeles County Metropolitan Transportation Authority in September 2004. Under the terms of this first contract for the 60-BRT, delivery of the first 30 buses to Los Angeles is scheduled for mid-2005. The 60-BRT has successfully completed testing at the federal government's Altoona, PA facility and production is on schedule.

The second new product launched in 2004 was the Optare Tempo, which made its debut in the UK a few weeks after the 60-BRT. The Tempo is Optare's next generation single-deck low floor 12-meter transit bus, which replaces the Excel model in its product range.

The following sections contain a more detailed review of each of NABI's key markets (US, UK and Hungary), including the Company's current position within each market. Also discussed are trends that could affect the Company's future and the outlook of the industry in which it operates.

US Market Summary

NABI Inc., the US subsidiary, delivered 686 buses to customers in 2004, approximately the same number as were delivered in 2003 (688). Sales revenues increased significantly due to the greater number of higher-value and labor-intensive articulated buses produced in 2004 than in 2003. NABI's 2004 sales figures do not include the delivery of the 60-BRT prototype bus to Los Angeles which will be delivered in 2005.

NABI Inc. produced 321 diesel engine buses in 2004, 338 buses fueled by compressed natural gas (CNG) and 26 buses fueled by liquefied natural gas (LNG). Deliveries were made to 10 customers under 12 different contracts.

In late 2004, the Federal Transit Administration informed NABI that it had denied the company's request to extend







Number of Bus Deliveries According to Market and Type

Market Bus Type	Dec. 31, 2004	Dec. 31, 2003	Dec. 31, 2002	Dec. 31, 2001
30-foot (medium duty)	1	72	13	76
USA 35-45-foot (heavy-duty)	468	483	771	844
60-foot articulated (heavy-duty)	133	76	54	27
40-45-foot CompoBus®	84	57	3	0
USA MARKET TOTAL:	686	688	841	947
UK Single deck under 7.5t	89	125	121	79
Single deck over 7.5t	428	308	366	277
Double deck (over 7.5t)	2	9	40	16
UK MARKET TOTAL:	519	442	527	372
Hungarian market (Single deck over 7.5t)	22	19	7	0
GRAND TOTAL:	**1,227**	**1,149**	**1,375**	**1,319**

its waivers of the so-called "Buy America" provisions of US public transport regulations relating to its CompoBus® line of advanced composite buses. This decision means that NABI is now required to manufacture future CompoBus® orders in a way that complies with "Buy America" regulations, just as it does for its steel buses.

Accordingly, NABI announced in January 2005 that it would discontinue production and reduce the manufacturing and administrative workforce at its factory in Kaposvar, Hungary once existing orders for CompoBuses are completed. The Kaposvar facility was built, equipped and opened in 2001 specifically to manufacture CompoBuses for supply to US municipal transit authorities. Current orders for CompoBuses will continue to be built in Kaposvar as they are unaffected by the FTA waiver decision.

Overall, the American transit bus market remains flat due to macroeconomically induced short term fiscal pressures affecting local public transport authorities, NABI's primary customer base. The public transportation industry continued to be challenged by budget issues at the state and local levels of government, which provide an increasing share of funding for new bus procurements and rail systems. However, state and local funding are projected to recover in 2005 and beyond as the cutbacks in public transport investment begin to be restored. In addition, uncertainties over future engine emission technologies continued to hamper these authorities' short term purchasing plans.

BRT is a promising emerging new market segment for NABI that has captured the imagination of many of the large urban planners in the US, and the number of cities announcing BRT projects has continued to grow. According to a recent estimate by the US Senate, more than 50 communities have announced plans for BRT networks, which are in various stages of development. NABI intends to continue to fully exploit its leadership in this exciting and profitable market.

UK Market Summary

NABI's British subsidiary, Optare, produced 519 buses for the UK market in 2004, an increase of 17.4% above the 442 sold in 2003. The most significant reason for this increase was the 39% rise in sales of single-deck buses weighing more than 7.5 metric tons, to 428 units sold in 2004. This more than offset the slight decrease in double-deckers and buses weighing less than 7.5 tons.

The overall market downturn in the UK was the result of reduced spending by major bus operators, many of which have updated their fleets in recent years. The British bus fleet age now averages eight years, lessening the pressure for fleet updating. The pioneering congestion charge in London led to a demand surge in bus buying, which is believed to be a one-off phenomenon.

Support for local and rural bus services has resulted in increases in demand from operators supported by local authorities. This has led in part to Optare's improved sales performance since these less well used services tend to demand smaller vehicles, for which Optare is well known.

Even within this difficult business climate, Optare saw an encouraging improvement in demand for its vehicles, which raised its overall share of the highly competitive market for single-deck city buses by 3% to 23%. Its share of its core market for midibuses increased by 7% to 37%.

Both of these figures are for heavy duty buses and exclude Optare's small vehicle, the Alero, which is aimed at improving travelling conditions for those with mobility impairments. Alero sales were stable, with many repeat orders from satisfied customers. Although market acceptance has been slower than expected, there is an increasing recognition of the Alero's exceptional features which set it apart from largely van-based competitors and justify its inevitable initial price disadvantage.

During the year, Optare engineers succeeded in correcting a number of component-related design issues in the Alero which had affected early vehicles. Additionally, the introduction for the first time of a fully automatic transmission option enhanced the model's appeal in a sector where volunteer drivers are often involved.

Late in the year, Optare introduced its new Tempo full-size single-decker (full details are contained on page 10 of this report), which is projected to have a strong impact on sales in 2005 and beyond. Initial orders were placed during 2004, but the fact that Optare has invested in a new model in what has







been, traditionally, a key sector of the British bus market was perceived to be important by its customers.

However, the greatest impact on Optare's buoyant sales in 2004 was the continuing and increasing demand for its successful low floor Solo range. With almost 2,000 Optare Solos now sold, the vehicle is the biggest selling in the Company's history and one of the most popular ever produced by a British bus maker. During 2004, the appeal of the Solo was further enhanced by the introduction of a suite of new models; the Solo range now comprises models from 7.8 to 10.2 meters long, with passenger capacities from 45 to 59, and low flat floors with the lowest entry step available on any bus sold in the UK. This range has considerable potential for the future since the model still offers significant competitive advantages—even seven years after its introduction.

Aside from these product benefits, Optare continued to invest in the future and has played a key role in the first hybrid diesel/electric buses to be introduced into passenger-carrying service in the UK. It supplied Solo shells to hybrid pioneer Eneco, which installs a unique electric propulsion system charged by a high efficiency 1.9 liter diesel engine that can also power the complete vehicle if the batteries become exhausted. As well as greatly reduced emissions, this hybrid vehicle offers fuel savings of as much as one third.

Another key development in 2004 gives cause for optimism about the Company's prospects in 2005 and beyond. For the first time in the past decade, Optare has succeeded in winning sales in mainland Europe, resulting from pilot orders for 9 Solos, which will operate in the Danish capital Copenhagen. Optare appointed a distributor in Denmark, and also set up a sales office for the Benelux countries in Eindhoven. The Solos offered on the Continent are closely based on models successfully exported to North America and will be augmented by a left hand drive version of the Tempo due to be introduced in 2006.

Hungarian Market Summary

In Hungary, the market remained flat as NABI supplied 22 single-deck heavy duty buses in 2004, 12 of which were sold in the fourth quarter. The Hungarian market will continue to remain sluggish as municipal and central government budgets face pressures to control public-sector deficits in an effort to dampen inflation while integrating with the rest of the European Union, which Hungary joined in 2004.

Aftermarket Operations Results

Spare parts and service sales continued to grow robustly in 2004. This achievement can be attributed to increased parts sales to NABI's existing customer base to support the growing fleet of NABI and Optare buses in service, as well as increased market penetration in markets for non-NABI and non-Optare products. Both the US aftermarket operation as well as Optare's Unitec division supply to and service bus fleets that do not necessarily operate NABI or Optare buses respectively. Optare's 2003 investment in a London area service center for Unitec has already begun to result in improved parts and service sales.

Meanwhile, in late 2004, NABI relocated its Southern California service center from Upland to a new facility in Ontario, which is nearly three times the size. The new facility is designed to accommodate nearby Los Angeles' fleet of NABI's 60-BRT articulated vehicles, which will be delivered from May 2005 until the end of 2006.

Conclusion and Prospects

NABI's disappointing financial and operational performance in 2003 and 2004 is clearly not sustainable. Despite the extent of the reported losses in 2004, NABI's management believes that the implementation of the restructuring and turnaround strategy currently underway has put the Company on a path toward recovery. NABI's lenders, in conjunction with the Company's controlling shareholder, The First Hungary Fund, have provided significant financial support and the balance sheet has been restructured. Taken together with the operational initiatives in 2004, which include the decision to cease production of the CompoBus® in Kaposvár as and when existing customer orders have been fulfilled, layoffs of a third of Company's workforce, introduction of new labor pay scales and new models, NABI has the structure and resources to resume profitable growth. Firm orders for US customers will ensure that the Company's factories in Budapest and Anniston will operate at the revised capacity levels until mid-2006.

In 2005, NABI will continue to seek ways to further improve quality control, dispose of non-core assets, reduce risk and improve its competitiveness. The restructuring and turnaround plan has been designed to ensure that the Company will be profitable and generate sufficient surplus cash flow to repay debt, reward employees and provide value to shareholders. A combination of the implementation of this plan and the potential of the new 60-BRT and Optare Tempo models should see NABI return to operating profitability in 2005.

NABI's management is committed to completing the restructuring program as quickly as is reasonably and prudently possible and is optimistic that the key targets will be achieved with the continuing support of everyone involved with the Company.

During this challenging period in NABI's history, we would like to take this opportunity to thank our customers, suppliers, financiers and, in particular, our dedicated and talented employees, without whose contributions, patience and hard work our achievements would have been impossible and the restructuring plan could not have been implemented to ensure the Company's future success.

Martin M Adams
Chairman of the Board of Directors

András Rácz
Chief Executive Officer

Board of Directors

Scheduled Meetings

The Board of Directors holds at least four meetings in a year. These meetings deal with such matters as the closing of the business year, preparation for the Annual General Meeting of Shareholders, strategic and financial issues and the business plan, besides considering the management's reports. Written resolutions are passed in between formal meetings and telephone conferences are held when the need arises. The Board of Directors held 12 meetings in 2004.

Board Committees

The Board of Directors has two permanent committees. The Audit & Budget Committee deals with reports, forecasts, plans, audits and other financial matters, while the Remuneration & Nomination Committee is responsible for recommending compensation, the granting of share options, nomination and other personnel issues. The committees typically meet prior to plenary sessions of the Board of Directors to consider relevant agenda items and develop recommendations.

Compensation

In 2004, the Board of Directors received a total amount of US$96,149 (including fees and reimbursement costs).



Martin Adams

Chairman



- Chairman of the Board since April 2004
- Chairman of the First Hungary Fund, NABI's largest shareholder
- A private equity specialist with 25 years of experience in investment banking and investment management in Asia and Europe

András Rácz

Director, Chief Executive Officer of NABI Group, NABI Rt.



- NABI Rt. CEO since 1992
- Chairman of NABI, Inc.
- Member of the Board Optare
- Previously Chief of Engineering Department at Ikarus
- Over 35 years of experience in the bus industry

Russell Richardson

Director, Member of the Remuneration & Nomination Committee



- Chairman of Optare
- Member of the Board of NABI, Inc.
- Founder and previous Managing Director of the Optare Group, Ltd.
- Over 35 years of experience in the bus industry

Tamás Felsen

Independent Director, Member of the Budget & Audit and Remuneration & Nomination Committees



- Member of the Board of Directors since 1997
- Member of the Board of NABI, Inc.
- Manages his own consulting business in Hungary
- Formerly Senior Vice President of Hungária Hotels Rt. responsible for strategic and business planning

G.K. (Charles) van der Mandele

Director, Chairman of the Budget & Audit and Remuneration & Nomination Committees



- Member of the Board of Directors since April 2004
- Head of the Special Operations Office for Central and Eastern Europe for the International Finance Corporation
- Director of a number of listed and unlisted companies and investment funds in Central Europe, including The First Hungary Fund

Mark Pejacsevich

Independent Director, Member of the Budget & Audit and Remuneration & Nomination Committees



- Member of the Board of Directors since 1997
- Member of the Securities Institute in London, and holds a number of non-executive positions
- Until 1996, he was Senior European Advisor at Robert Fleming Securities, London

NABI Thinks Outside the Box with its New 60 BRT



Public transportation authorities across the US are advancing a new model of transport— Bus Rapid Transit (BRT)—to the next level of sophistication. As this expanding, unique mode of transport excites riders and industry officials, there is growing emphasis on vehicle design and a greater demand for higher-capacity vehicles. These considerations are precisely why NABI's new 60-BRT was developed.

NABI: An Industry Leader

In October of 2004, NABI debuted its new 60-BRT, the US transportation industry's first-ever "rail-like" designed high-capacity transit vehicle in Los Angeles, California. NABI's talented engineering and design teams created a stylized, advanced vehicle on the exterior and interior which appeals to passengers and makes this vehicle well-suited for BRT service.

NABI's 60-BRT articulated bus has set the industry standard for articulated, compressed natural gas buses. Los Angeles County Metropolitan Transportation Authority (LA Metro) has ordered 200 buses since noting that ridership increased substantially on routes where attractively designed buses were running. NABI worked closely with LA Metro to create a new bus—the 60-BRT—that moves away from the "breadbox" design, meeting the higher-profile status of new BRT routes.

60-BRT Technical Features

The 60-BRT is unique in its stylized exterior and interior. The aerodynamic front mask and curved windshield provide a futuristic look. Triangular windows at the left and right corners of the front end provide improved visibility for the driver. Removable fender skirts and curved mirrors give the vehicle a more dramatic appearance.



60-BRT Driver's Area

NABI Thinks Outside the Box (continued)


Metro
Liner

The 60-BRT will run on L.A.'s exclusive busway, the Orange Line.

Like new rail systems, BRT vehicles attempt to lure riders out of their cars, and one way to do this is by creating an inviting, comfortable atmosphere on the interior. The 60-BRT features larger passenger windows, curved stanchions and comfortable passenger seats. Three extra-wide 44-inch doors and stepped low-floor for easier boarding and alighting make service more efficient and frequent with less dwell time at stations. With up to 60 seats and securement provisions for two wheelchair users, the 60-BRT is easily accessible, safe and passenger-friendly.

NABI focused on reducing interior and exterior noise levels to make the passenger's ride as quiet and enjoyable as possible. To achieve lower noise levels NABI has incorporated new sound-attenuating foam insulation on the roof and sidewalls. A new anti-corrosion undercoating is applied to the chassis along with improved sealing and panel dampening characteristics for further noise reduction.

To maintain reliable and frequent operation of the vehicle, adequate fuel and storage capacity is required. The 60-BRT has a double-wall roof structure, creating a compartment 18" high for the full length of the body that can contain HVAC equipment and fuel storage equipment for natural gas. This compartment has a streamlined aerodynamic integrated design. The roofs of the two bus bodies have hinged clam-shell doors to provide access to roof-mounted equipment. LA Metro's 60-BRT roof storage houses 12 CNG fuel tanks, eight on the front car and four on the rear. Having CNG fuel tanks on the front and rear bodies allow this CNG powered vehicle to reach a full 400-mile range. This low-floor bus is powered by a Cummins 320-horsepower L-Gas Plus CNG engine, which provides 1,000 footpounds of torque and top vehicle speed of 65 mph.

Greater Demand for BRT Vehicles

New wave BRT systems are designed to emulate elements of light rail, with faster travel times, more frequent service, priority in traffic, higher quality vehicles and stations and simpler routes. Highly-advanced vehicles such as NABI's 60-BRT provide a new opportunity for public transportation authorities to grow ridership and change perceptions of bus service.

LA Metro will be using 30 advanced-design NABI 60-BRTs on its 14-mile dedicated busway dubbed the Metro Orange Line, due to open in summer 2005. The Orange Line is the next step in BRT advancement; with automatic passenger counters, off-board fare collection, next-stop announcement systems, much like one of LA Metro's train lines. Another 170 60-BRT vehicles will be delivered to LA by 2006 for operation on higher-demand routes and other Metro Rapid BRT corridors.



LA's 200-bus order is but one example of the growing demand for higher-capacity vehicles. One government-approved study indicates projected BRT vehicle deliveries over the next ten years, from 2004 to 2013, will average 520 vehicles per year, 325 of those— or 63%—being for articulated buses. In 2004, more than 50 cities were involved in BRT projects, and that number is expected to grow annually by five or more in the future. With NABI's experience in developing a 60-foot vehicle for Los Angeles it is poised to dominate new market for the BRT vehicles. NABI's low-floor, high-performance streamlined 60-BRT is the BRT vehicle solution.

Optare quickens the pace of change with its new Tempo



04 CITY CENTRE
OPTARE
YJ54 BTE

Optare Tempo

One of the most important sectors in the fluctuating market for buses in the UK has traditionally been that for premium single-deckers, where Optare's offering since 1996 had been the Excel. So when the Company launched its all-new model, the Tempo, in late 2004, it was in the face of considerable market anticipation. The Tempo integrates many advanced features with a strikingly stylish low-floor body, heavy-duty components and low operating costs – a combination which is designed to appeal to passengers and operators alike.

Key features of the Tempo include:

- A true heavy-duty product that incorporates industry standard long-life components with low maintenance costs and built-in high reliability;
- Fuel efficient with low noise and exceptional passenger comfort;
- Available with a large range of options for length, doors, air conditioning, etc.

The Tempo achieves a strong structure and a low curb weight by using Optare's trademark integral frame construction in durable stainless steel. The result is a lighter-weight, robust structure, corrosion-protected for a long life with minimal need of maintenance. Its curb weight is a class-leading 9.6 tons at 12 meters (39.4 feet) length, which is a key factor in providing low fuel consumption.

The Tempo also achieves low interior noise levels. A dedicated design effort combined the use of innovative sound absorbent materials, particularly in the roof, with a focus on engine insulation, packaging and optimized engine and gearbox mounts. This program secured real results; tests by Optare engineers suggest that the Tempo is up to 5dBa quieter at 40mph than some rivals.

Customer appeal goes beyond the low noise levels, however. The overall contemporary appearance of Tempo, incorporating darkened glazing, is designed to attract passengers. Using Koni frequency selective shock absorbers suspension settings have been optimized, resulting in a very smooth ride, while visual appeal has been enhanced through a unique double cant rail system which hides electrical components and via new low-maintenance LED lights.

The bus is available in four overall lengths from 10.6 meters to 12.6 meters (34.8 to 41.3 feet), with a range of door configurations to suit individual customer needs. Whatever the length, the Tempo has the same efficient mechanical packaging ensuring maximum passenger space within the overall length and maintenance standardization.

Like other Optare models, the Tempo features the Company's cradle-mounted concept, allowing speedy removal and replacement of the engine, transmission and cooling system. This concept delivers low repair costs at major overhauls and means that all regular maintenance items are placed close at hand at the rear of the engine bay.

The Tempo, with its low weight and easy maintenance features is set to deliver exceptionally low operating costs, class-leading fuel consumption and low emissions at Euro 3 and Euro 4 levels in the future.

Tempo has already secured significant orders from UK customers and a left hand drive version is expected to be launched for Continental European markets during 2006.



Historic Timeline

1993

- NABI Kft was incorporated in Budapest, Hungary.
- NABI Inc. of Anniston, Alabama became a subsidiary of the company.

1994

- Operations began at the Group's Budapest plant.

1995

- NABI won an order for 400 buses from the city of Philadelphia, Pennsylvania.

1996

- NABI manufactured 302 buses, up by 180% from preceding year.
- Design of NABI's first low-floor transit bus, the 40-LFW was launched.

1997

- The Company was transformed from a limited liability company to a public limited company (NABI Rt.)
- The Company issued 1,970,000 new shares and raised USD 34 million in cash. The Company's shares were listed on the Budapest Stock Exchange.
- The company launched an Aftermarket Parts and Services Division in the USA.
- Substantial contracts were awarded by the cities of Phoenix, Tempe and Arizona for the delivery of 40-LFW LNG model low-floor buses.
- The quality management system of the Budapest plant was certified according to the ISO 9001 standard.

1998

- The quality management system of the Group's facilities in Anniston, Alabama was certified according to the ISO 9001 standard.
- The BaaN integral enterprise resource management system was implemented.

1999

- The NABI 40C-LFW CompoBus® was introduced at the UITP Expo in Toronto.
- The environmental management system of the Budapest plant was certified according to the rigorous ISO 14001 standard.
- New technologies were introduced at the Budapest plant enabling the company to manufacture stainless steel structures.

2000

- The acquisition of UK's third largest bus maker, Optare Holdings Ltd. was completed.
- With the opening of the new 110,000 square foot facility, the manufacturing space of the Anniston plant was effectively doubled.

2001

- Left-hand drive versions of Optare's Excel models were introduced to the Hungarian market.
- The Kaposvár factory, designated for the production of composite bus bodies, was built in order to complete significant orders from major customers.
- Optare's revolutionary small bus, the Alero was launched.

2002

- The extension of Optare's Rotherham factory was completed.
- Three entirely new production models (the 40C-LFW, the 45C-LFW, and the 60-LFW) were unveiled at the APTA conference in Las Vegas.
- The health protection and work safety system of the Company's Budapest plant obtained the OHSAS 18001 certification.
- The largest order for 200 NABI 60-BRT was granted with 400 additional options.
- Record number of 1375 buses were delivered to customers.

2003

- Newly-designed, stainless steel, articulated low-floor buses were delivered to Chicago.
- The new model for the European market, the NABI 700 SE was introduced to the Hungarian market.

2004

- Comprehensive restructuring of operations and financing of the Group began.
- Optare's new Tempo was introduced.
- The 60-BRT successfully finished the Altoona test and the pilot bus was unveiled in Los Angeles.

The Hungarian Stock Market and the NABI share in 2004

In 2004, the Budapest Stock Exchange experienced intense growth both in prices and trade volume, while the NABI share suffered a decrease in its value. The turnover of NABI shares decreased by 25% in HUF terms and by 18% in USD terms in 2004 compared to the previous year, whereas the turnover of the BSE increased by 40% (in HUF terms).

The price of the NABI share decreased by 62.7% in US dollar terms in 2004 while the BUX index gained 78.9%. The weak performance of the share is mainly attributable to the high gearing and the weak financial results of the company discussed in the Board's report.

NABI share: Facts and figures

	2003	2004
Highest price (US$)	14.41	6.82
Lowest price (US$)	5.48	2.04
Price at year-end (US$)	5.68	2.16
Market capitalization (US$ million)	26	10
Yield in US$ (%)	(61.0)	(62.7)
BUX yield in US$ (%)	30.3	78.9
Turnover of shares (nr. of shares)	1,341,723	2,739,454
Turnover of shares (in HUF million)	3,183	2,391
Turnover of shares (in US$ million)	14.2	11.7
Number of shares outstanding	4,624,600	4,624,600
Free float (%)	46	46

NABI share price on the Budapest Stock Exchange relative to the BUX market index in 2004


160%
140%
120%
100%
80%
60%
40%
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Jan
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NABI
BUX

NABI share information

The Company's share capital did not change in 2004, it was divided into 4,624,600 registered ordinary shares with a nominal value of HUF 1,000 each existing in dematerialized form. The shares have been listed in category A on the BSE since August 1997. NABI has an ADR program to enhance the trade of its shares on the over-the-counter market in New York since February 1999. However, as of December 31 2004, no ADR's have been issued. The Shareholder Registry is kept by the Central Clearing House and Depository (Budapest) Ltd. (KELER). Shareholder rights are detailed in NABI's Articles of Association.

Share details

BSE ticker:	NABI
Bloomberg ticker:	NABI HB
Reuters ticker:	NABN.BU
ISIN code:	HU0000052857

ADR Information

Ratio	1 ADR = 1 ordinary share
Symbol:	NABHY
CUSIP:	656761 10 3
Depository:	The Bank of New York

Dividend policy

According to the Company's dividend policy, which was approved by the Annual General Meeting on April 27, 2004, the Company will not pay dividend until 2006.

Shareholder structure

The shareholder structure of the Company did not change significantly in 2004. Alongside the majority owner, The First Hungary Fund (54.06%), the most significant minority shareholders were Erste Securities (owing 3.99% of shares) followed by Citibank Rt. (3.7%), Buda-Cash Brókerház Rt. (3.18%), Generali Gold Investment Fund (3.26%) and Inter-Európa Befektetési Rt. (3.08%). The Company and its subsidiaries did not own any of the NABI shares, nor did they carry out treasury transactions. At the end of 2004, one member of the Company's management owned altogether 11,500 NABI shares. No shares of the Company are in the ownership of any international development institutions.

Shareholder Structure

Type	December 31, 2004		December 31, 2003	
	%	Shares ('000)	%	Shares ('000)
Domestic institutions	13.01	601.6	18.42	851.7
Foreign institutions	56.51	2,613.2	56.75	2,624.0
Institutional investors total	**69.52**	**3,214.8**	**75.17**	**3,475.7**
Domestic depositaries	26.92	1,245.0	22.70	1,050.0
Foreign depositaries	3.29	152.3	1.86	85.9
Depositaries total	**30.21**	**1,397.3**	**24.56**	**1,135.9**
State related, municipalities	0.02	1.0	0.03	1.3
Employees, board members	0.25	11.5	0.25	11.5
TOTAL:	100.00	4,624.6	100.00	4,624.6

Notes: - Voting percentages are the same as ownership percentages
- International development institutions hold no shares of the Company
- There are no treasury shares owned by the NABI group

Investor relations

The Company's Corporate Affairs Office in Budapest handles NABI's investor relations. The Company publishes its news releases on its corporate web-site (www.nabi.hu), through the Internet Communications System of the BSE (www.bse.hu), and in the Hungarian national daily newspaper Magyar Tőkepiac. Direct transmittal of news releases may also be requested. (Email: corporate.office@nabi.hu, fax: +36-1-407-2931, tel: +36-1-401-7100)

Supervisory Board

The current members of the Supervisory Board were elected by the Annual General Meeting of Shareholders until May 31, 2005. NABI's Supervisory Board meets regularly to oversee the Company's operations and had four meetings in 2004. The total compensation paid and costs reimbursed to the Supervisory Board members were USD 17,659 in 2004.

The members of the Supervisory Board are as follows (as of December 31, 2004):

Name	Position
Charles A. Huebner	Chairman
László Blága	Member
János Kálmán J.D.	Member
Zoltán Szőke (*)	Member (Employee representative)*
Lajos Kenyeres	Member (Employee representative)

*Note: Mr. Szőke's membership in the Supervisory Board terminated in line with his employment contract as of January 31, 2005.

Auditors

The company's financial reports are reviewed by the Audit and Budget Committee of the Board of Directors and are audited by:

KPMG Hungária Kft.
99. Váci út, Budapest 1139
Tel.: +36-1-887-7100
Fax: +36-1-887-7101

Company Facts

Date of the effective Articles of Association	April 27, 2004
Place of the latest court registration	Budapest, Hungary
Date of the latest court registration	December 8, 2004
Number of the latest court registration	01-10-043464/101
Share-capital of the Company at the closing of the year	HUF 4 624 600 000
Length of the Company's existence	Since 1993 - indefinite
Business year of the Company	From January 1 to December 31
	www.bse.hu
	Magyar Tőkepiac
Main activities of the Company (TEÁOR)	34.10 Manufacture of road vehicles
	34.20 Manufacture of vehicle bodies
	34.30 Manufacture of vehicle components
	50.10 Trading of vehicles
	50.30 Trading of vehicle parts

The management of NABI Rt. has prepared the annual report for the year ended December 31, 2004. All data and information included therein are true and correct. The annual report contains all information necessary for investors to make an informed judgement of the Company. NABI Rt. shall be liable for any and all damage caused by the deficiency or inaccuracy of information provided in this report.

We maintain a system of internal accounting controls, which are designed to provide reasonable assurance that, amongst other things, transactions are properly executed and financial reports are dependable. Our financial and accounting policies, practices and reports are reviewed by the Audit Committee of the Board of Directors.

András Rácz
Chief Executive Officer
May 26, 2005


Net sales
400,000
350,000
300,000
250,000
200,000
150,000
100,000
50,000
'96 '97 '98 '99 '00 '01 '02 '03 '04


Gross profit
50,000
45,000
40,000
35,000
30,000
25,000
20,000
15,000
10,000
5,000
'96 '97 '98 '99 '00 '01 '02 '03 '04


Total assets
300,000
250,000
200,000
150,000
100,000
150,000
100,000
'96 '97 '98 '99 '00 '01 '02 '03 '04

KPMG

KPMG Hungária Kft.
Váci út 99.
H-1139 Budapest
Hungary

Telefon: +36 (1) 887 71 00
+36 (1) 270 71 00
Telefax: +36 (1) 887 71 01
+36 (1) 270 71 01
e-mail: info@kpmg.hu
Internet: www.kpmg.hu

Independent Auditors' Report

The Board of Directors and Shareholders
NABI Bus Industries Rt.

We have audited the accompanying consolidated balance sheets of NABI Bus Industries Rt. and subsidiaries (the "Company") as of December 31, 2004 and 2003, and the related consolidated statements of operations and comprehensive income, shareholders' equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of NABI Bus Industries Rt. and subsidiaries as of December 31, 2004 and 2003, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company has suffered recurring losses from operations, was in breach of various covenants set out in its Refinancing Agreements as at December 31, 2004 and such breaches have not been unconditionally waived by its lenders. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters, including the agreements signed with its lenders on May 26, 2005, are also described in Note 2. The consolidated financial statements do not include any adjustments that might result if the Company is not able to continue as a going concern.

KPMG Hungária Kft.

KPMG Hungária Kft.
May 26, 2005

Consolidated Balance Sheets

For The Years Ended December 31, 2004 and 2003
(all amounts in thousands of US$)

ASSETS	2004	2003
CURRENT ASSETS:		
Cash and cash equivalents	23,956	21,063
Accounts receivable, net of 396 allowance for losses in 2004 and 69 in 2003	63,508	58,100
Inventories, net	79,586	98,411
Prepaid expenses and other current assets	5,998	6,446
Current deferred tax asset	128	9,262
Total current assets	**173,176**	**193,282**
PROPERTY AND EQUIPMENT, net of accumulated depreciation	50,728	58,340
GOODWILL, net of impairment charge of 16,037 in 2004	2,691	18,728
DEFERRED TAX ASSET	0	3,771
DEFERRED DEBT ISSUANCE COSTS, net of accumulated amortization of 1,062 in 2004 and 381 in 2003	2,381	183
OTHER NON-CURRENT ASSETS	124	133
TOTAL ASSETS	**229,100**	**274,437**
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Accounts payable	76,610	42,985
Current portion of long term debt and bank overdraft, net of discount of 2,733 in 2004 and 1,485 in 2003	104,557	129,177
Current portion of capital lease obligation	1,257	1,477
Accrued liabilities and other current liabilities	12,926	12,148
Warranty provisions	27,147	17,923
Total current liabilities	**222,497**	**203,711**
LONG-TERM LIABILITIES:		
Long term debt	-	-
Long-term capital lease obligations	240	384
Deferred tax liability	2,077	2,170
Obligations under residual value guarantees	3,046	3,046
Deferred revenue	2,787	4,252
Total long-term liabilities	**8,150**	**9,852**
COMMITMENTS AND CONTINGENCIES (Note 17)		
SHAREHOLDERS' EQUITY:		
Share capital (4,624,600 shares at par value of HUF 1,000 per shares authorized, issued and outstanding in 2004 and 2003)	25,474	25,474
Additional paid in capital	28,027	25,612
Retained earnings	(56,369)	9,242
Accumulated other comprehensive loss	1,322	546
Total shareholders' equity	**(1,546)**	**60,874**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**229,100**	**274,436**

See accompanying notes to consolidated financial statements.

Consolidated Statements of Income and Comprehensive Income

For The Years Ended December 31, 2004 and 2003
(all amounts in thousands of US$, except earnings per share which is in US$)

	2004	2003
NET SALES	376,931	318,600
DEFERRED REVENUE RECOGNIZED	1,465	1,465
TOTAL REVENUE	**378,396**	**320,065**
COST OF SALES	(373,634)	(311,601)
GROSS PROFIT	**4,762**	**8,464**
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	(42,511)	(32,150)
IMPAIRMENT OF PROPERTY and EQUIPMENT	(4,878)	-
IMPAIRMENT OF GOODWILL	(16,037)	-
OPERATING LOSS	**(58,664)**	**(23,686)**
INTEREST EXPENSE	(4,836)	(4,024)
AMORTIZATION OF DEBT DISCOUNT	(1,166)	(1,223)
AMORTIZATION OF DEFERRED DEBT ISSUE COSTS	(681)	(89)
INTEREST INCOME	102	70
OTHER INCOME	8,789	6,227
LOSS BEFORE INCOME TAXES AND CUMULATIVE EFFECT OF PRIOR YEARS' ERRORS	**(56,456)**	**(22,725)**
INCOME TAX (EXPENSE)/BENEFIT	(9,155)	5,963
NET LOSS BEFORE CUMULATIVE EFFECT OF PRIOR YEARS' ERRORS	**(65,611)**	**(16,762)**
CUMULATIVE EFFECT OF PRIOR YEARS' ERRORS	-	(1,437)
NET LOSS	**(65,611)**	**(18,199)**
COMPREHENSIVE INCOME/(LOSS) ADJUSTMENT		
Foreign currency translation	776	535
TOTAL COMPREHENSIVE LOSS	**(64,835)**	**(17,664)**
BASIC LOSS PER SHARE BEFORE CUMULATIVE EFFECT OF PRIOR YEARS' ERRORS	(14.19)	(3.62)
CUMULATIVE EFFECT OF PRIOR YEARS' ERRORS	-	(0.32)
BASIC LOSS PER SHARE	**(14.19)**	**(3.94)**
DILUTED LOSS PER SHARE BEFORE CUMULATIVE EFFECT OF PRIOR YEARS' ERRORS	(14.19)	(3.62)
CUMULATIVE EFFECT OF PRIOR YEARS' ERRORS	-	(0.32)
DILUTED LOSS PER SHARE	**(14.19)**	**(3.94)**

See accompanying notes to consolidated financial statements.

Consolidated Statements of Shareholder's Equity

For The Years Ended December 31, 2004 and 2003
(all amounts in thousands of US$, except number of shares)

	Number of Shares	Share Capital	Additional Paid in Capital	Retained Earnings	Accumulated Other Comprehensive Income/(Loss)	Total Shareholders' Equity
December 31, 2002	**4,624,600**	**25,474**	**25,612**	**27,441**	**11**	**78,538**
Net loss	-	-	-	(18,199)	-	(18,199)
Foreign currency translation adjustment	-	-	-	-	535	535
December 31, 2003	**4,624,600**	**25,474**	**25,612**	**9,242**	**546**	**60,874**
Net loss	-	-	-	(65,611)	-	(65,611)
Issuance of warrants	-	-	2,415	-	-	2,415
Foreign currency translation adjustment	-	-	-	-	776	776
December 31, 2004	**4,624,600**	**25,474**	**28,027**	**(56,369)**	**1,322**	**(1,546)**

See accompanying notes to the consolidated financial statements.

Consolidated Statements of Cash Flow

For The Years Ended December 31, 2004 and 2003
(all amounts in thousands of US$)

	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	(65,611)	(18,199)
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Depreciation and amortization	8,949	8,214
Impairment loss	4,878	1,546
Impairment of goodwill	16,037	-
Amortization of deferred revenue	(1,465)	(1,465)
Warranties	9,224	8,457
Amortization of deferred debt issuance costs	681	89
Amortization of debt discount	1,166	1,223
Unrealized forward exchange gain	(2,281)	(3,791)
Contract losses	2,236	1,123
Inventory allowances	2,345	4,245
Deferred debt issuance costs	(2,879)	-
Deferred income taxes	12,158	(6,237)
Changes in assets and liabilities		
Accounts receivable, net	(5,408)	1,875
Inventories	14,244	(24,165)
Prepaid expenses and other	2,730	1,890
Accounts payable	33,623	(10,641)
Accrued liabilities and other	1,432	1,031
Other assets/(liabilities)	8	(7)
Net cash provided by (used in) operating activities	**32,067**	**(34,812)**
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of property and equipment	(7,050)	(8,416)
Proceeds of disposal of property and equipment	835	1,570
Net cash used in investing activities	**(6,215)**	**(6,846)**
CASH FLOWS FROM FINANCING ACTIVITIES		
(Decrease) increase in bank overdraft	(1,371)	2,972
Borrowings under short-term debt agreements	-	76,067
Repayments of short-term debt	-	(55,281)
Borrowings under long-term debt agreements	-	16,332
Repayments of long-term debt	(22,000)	(8,950)
Principal payments on capital leases	(364)	1,293
Net cash (used in) provided by financing activities	**(23,735)**	**32,433**
Effect of foreign exchange rate changes	776	535
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	2,893	(8,690)
Cash and cash equivalents, beginning of year	21,063	29,753
Cash and cash equivalents, end of year	**23,956**	**21,063**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:		
Cash paid during the year for:		
Interest, net of interest capitalized	2,323	3,975
Income taxes	-	2,868
SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES:		
Acquisition of equipment through capital lease financing	1,460	1,277
Issuance of warrants	2,415	-

See accompanying notes to consolidated financial statements.

Notes to the Consolidated Financial Statements

For The Years Ended December 31, 2004 and 2003
(all amounts in thousands of US$, unless otherwise stated)

1) ORGANIZATION AND BUSINESS

NABI Bus Industries Rt. ("NABI Rt." on a stand-alone basis and together with its subsidiaries, the "Group" or "NABI") is primarily a designer, manufacturer, assembler and marketer of urban transit buses for sale in the U.S. The Group also designs, manufactures, assembles and markets transit buses and coaches for sale in the U.K and in Hungary. To a lesser extent, the Group manufactures and purchases bus parts for sale in the U.S. and the U.K. for its own buses and for buses of other manufacturers. In addition, the Group provides repair and maintenance services to U.K. bus operators. The Group's manufacturing and assembly activities take place in Hungary, the U.S. and the U.K.

The accompanying consolidated financial statements of NABI as of and for the years ended December 31, 2004 and 2003 consist of the accounts of NABI Rt. consolidated with the following subsidiaries:

	% held as of December 31	
	2004	2003
Subsidiary		
North American Bus Industries, Inc.	100%	100%
Optare Holdings Ltd.	100%	100%

The predecessor of NABI Rt. (NABI Kft.) was established in 1992 by the First Hungary Fund Ltd., a closed equity fund registered in the Channel Islands. NABI Kft. was transformed into an Rt. (company limited by shares) and its shares listed on the Budapest Stock Exchange on August 1, 1997. In February 2000, North American Bus Industries, Inc. ("NABI Inc.") acquired Optare Holdings Ltd. of Leeds, United Kingdom ("Optare"). As of December 31, 2004, 54% (December 31, 2003: 54%) of NABI Rt.'s share capital was owned by the First Hungary Fund Ltd.; the remainder of the shares are publicly traded.

The Group competes in public tenders for the opportunity to win contracts for the construction and sale of transit buses to mass transit authorities in the USA. The terms of these contracts are generally fixed some (one to three) years before actual construction and delivery of the buses. The result of these contracts may be unfavorably impacted by actual costs, including the impact of changing foreign exchange rates on costs not incurred in US dollars ("US$") being higher than those estimated at the time of submitting the tender. A significant portion of the Group's revenue during any specific accounting period is received from those customers whose contracts are being fulfilled during that period. The amount of bus sales revenue attributable to the Group's major customers for the years ended December 31 is as follows:

	2004	2003
United States		
LA CMTA (Los Angeles, CA)	7%	2%
Cleveland		11%
Metropolitan Dade County (Miami, FL)	10%	17%
Pace	0%	15%
Chicago Transit Authority (CTA)	19%	12%
Massachusetts Bay Transit Authority (Boston)	20%	12%
Foothill Transit Authority (Foothill, CA)	8%	
DART (Dallas, TX)	8%	
Others under 10% individually	4%	10%
United States, total	**76%**	**79%**
United Kingdom	**23%**	**20%**
Hungary	**1%**	**1%**
	100%	100%

Also as a result of the nature of operations, typically a significant portion of the Group's accounts receivable is due from those customers who took delivery of buses within the months preceding the year-end. As of December 31, 2004 and 2003, 33% and 44%, respectively, of total accounts receivable were due from one customer.

For The Years Ended December 31, 2004 and 2003
(all amounts in thousands of US$, unless otherwise stated)

2) BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation – The accompanying consolidated financial statements present the Group's consolidated financial information in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Principles of Consolidation and Use of Estimates – The consolidated financial statements include the accounts of NABI Rt., its wholly owned subsidiary NABI Inc. and the wholly owned subsidiary of NABI Inc., Optare Holdings Ltd. All significant intercompany accounts and transactions have been eliminated on consolidation.

In preparing financial statements in conformity with US GAAP, management is required to make estimates and assumptions. These estimates and assumptions affect reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as revenues and expenses during the reporting period. Actual results could differ from those estimates.

Going Concern – For the years ended December 31, 2004 and 2003, the Group incurred losses before taxation and the cumulative effect of prior years' errors of $56,456 and $22,725 respectively. As at December 31, 2004 the Group was in breach of various covenants set out in its Refinancing Agreements (see Note 8).

In the fourth quarter of 2004, NABI's Board of Directors approved measures to implement a comprehensive restructuring of operations for the purpose of reducing costs, improving financial and operating performance, increasing competitiveness and reducing debt. The Group engaged the New York-based firm of Conway, Del Genio, Gries & Co., LLC ("CDG") to provide restructuring and financial advisory services in conjunction with the restructuring.

Beginning during the fourth quarter of 2004 and continuing into 2005, the Group engaged in discussions with its lenders and, as more fully set out in Note 19, signed a Master Support Agreement which incorporated a Term Sheet (together the "Agreements") with its lenders on May 26, 2005. The Agreements include conditional waivers in respect of the covenants referred to above and stipulate that the Company will continue to pursue its restructuring efforts with a view to reducing debt, including continuing its efforts to dispose of assets and businesses, as soon as practicable and ensuring the ongoing long term commercial trading operations of the group companies. The Agreements set out certain milestones, which if not achieved, and certain events, the occurrence of which, will lead to the termination of the Agreements.

Because under the agreements, further documentation will need to be negotiated, there remains substantial doubt about the Group's ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Currency Translation – NABI Rt. and NABI Inc.'s functional currency is US$. NABI Rt. maintains its books in Hungarian Forint which are remeasured into US$ as follows: non-monetary assets and liabilities, principally inventories, prepaid expenses, property and equipment and share capital, and any revenue and expenses related to these items, have been remeasured into US$ using historical exchange rates. Monetary assets and liabilities have been remeasured using the year-end exchange rates. The related exchange gains and losses have been recognized as a part of other income/(expense) in the consolidated statements of income and comprehensive income.

Optare's functional currency is the British Pound ("GBP"). The assets and liabilities of Optare are translated into US$ at year-end exchange rates and the results of Optare's operations are translated at the weighted average exchange rates for the year. Foreign currency translation gains or losses arising are recorded as a component of other comprehensive income/(loss) in the accompanying consolidated statements of income and comprehensive income. Cumulative foreign currency translation gains or losses are recorded as a separate component of shareholder's equity in the consolidated balance sheet.

Cash Equivalents – All highly liquid investments with original maturities of three months or less at the time of purchase are treated as cash equivalents.

Property and Equipment – Property and equipment, except demonstration vehicles, are carried at cost less accumulated depreciation. Demonstration vehicles are stated at the lower of amortized cost or market value. Depreciation of manufacturing tools used in manufacturing composite bus shells are depreciated based on units manufactured. Depreciation of property and equipment other than composite manufacturing tools is determined using the straight-line method based on the estimated useful lives of the assets, which are generally as follows:

Buildings	20 to 50 years
Building and leasehold improvements	10 years
Plant and equipment	4 to 11 years
Composite manufacturing tools	400 units
Office furniture and equipment	5 to 11 years
Vehicles	4 to 7 years
Computer equipment	5 years
Demonstration and rental vehicles	4 to 6 years
Buses leased to customer	10 years

Notes to the Consolidated Financial Statements (cont.)

For The Years Ended December 31, 2004 and 2003
(all amounts in thousands of US$, unless otherwise stated)

The Group leases certain equipment under finance leases, which are classified under property and equipment and depreciated using the straight-line method over the lease term. The related obligations are recorded as liabilities. The depreciation is included in depreciation expense.

Buses sold to customers on terms which include an option for the customer to sell, under certain conditions, the buses back to the Group at a future date are accounted for as assets leased to customers and are included in property and equipment and depreciated on a straight line basis over their expected useful lives of ten years (Note 5). The depreciation is included in depreciation expense.

The Group capitalizes expenditures for major renewals and betterments and charges the cost of current maintenance and repairs to operating expenses. Interest costs associated with major property additions are capitalized while the projects are in the process of acquisition and construction. During 2004 and 2003, the Group capitalized 0 and 31 of interest expense, respectively.

Estimated Warranties – Provisions are made for the estimated warranty costs on buses sold. Such provisions are made based on historical experience and management's estimate of the level of future claims. The warranty period for buses sold is specifically stated in the contract with the individual customer. Warranty terms and periods for major components typically correlate to the warranty terms and provisions provided to the Group by the component's manufacturer.

Mechanical	NABI - 1 year or 50,000 miles, whichever occurs first (extended warranty may be provided as an option) Optare – 1 year for the complete vehicle with an additional year, subject to a limit of 125,000 miles, for certain driveline components (extended warranty may be provided as an option)
Structural defects in the bus shell	3 years
Rust and corrosion	12 years

Inventories - Inventories are stated at the lower of cost or market value. The cost of other inventories is based on the first-in first-out principle and includes expenditure incurred in acquiring the inventories and bringing them to their existing location and condition. In the case of manufactured inventories and work in progress, cost includes an appropriate share of overheads based on normal operating capacity.

Goodwill – Goodwill represents the excess of purchase price paid for Optare over the fair value of net assets acquired. Goodwill was amortized on a straight-line basis over 20 years prior to 2002.

The Group adopted SFAS No. 142, "Goodwill and Other Intangible Assets", as at January 1, 2002. SFAS No. 142 requires that goodwill no longer be amortized, but instead be tested for impairment at least annually. Accordingly, from January 1, 2002, the Group ceased to amortize goodwill with a carrying amount of 18,728 at December 31, 2001. The impairment test requires the Group to compare the fair value of each reporting unit to its carrying value to determine whether there is an indication that an impairment may exist. The results of this test performed in 2003 and 2002 did not require the Group to recognize any impairment. As described in Note 6, the Group recorded a goodwill impairment charge of 16,037 in 2004 in accordance with SFAS No. 142.

Impairment – In accordance with SFAS No. 144, the Group reviews long-lived assets for impairment when events or changes in circumstances indicate that the carrying amounts of these assets may not be recoverable based on its expectation of undiscounted future cash flows associated with the operation of the assets. If impairment is indicated, any impairment losses are reported in the period in which the recognition criteria are first applied based on the difference between the carrying value and the fair value of the assets. Long-lived assets held for sale are carried at the lower of carrying amount or fair value, less costs to sell such assets. During 2004, the Group recorded 4,878 (2003: 1,546) of impairment losses against assets at the composite manufacturing plant in Kaposvár based on expected future cash flows and an independent valuation of the property.

Debt Issuance Costs – Debt issuance costs are deferred and amortized to interest expense on a straight-line basis over the lives of the related debt agreements.

Debt Discount – Debt discount is amortized using the effective interest method over the life of the related senior notes payable and related debts.

Contract Losses – The Group provides for those contracts which have been executed and for which:

1. production has started, and the value of the work in progress plus estimated costs to complete is higher than the realizable market value in which case inventory is written down to net realizable value, or
2. production has not yet started, but the budgeted cost of production is higher than the contracted revenue, regardless of the year in which the projected loss will materialize, in which case the estimated loss on the contract is accrued and included as part of accrued liabilities.

Notes to the Consolidated Financial Statements (cont.)

For The Years Ended December 31, 2004 and 2003
(all amounts in thousands of US$, unless otherwise stated)

Revenue Recognition – The Group recognizes revenue from the sale of buses and replacement parts upon delivery to the customer, at which time the customer takes ownership and assumes risk of loss, except in instances where the contract with the customer provides that the customer may on certain conditions sell the bus back to the Group at a specified price on a future date. Revenue on such sales is deferred and the difference between the initial sales price and the future repurchase obligation is recognized as income in equal installments over the period until the first date on which the option can be exercised by the customer. The deferred revenue and the Group's obligation under the buy-back option are reported as long-term liabilities (Note 10).

Government Grants – The Company received certain government grants as a subsidy towards the financing of the investment in the composite shell plant in Kaposvár, Hungary. The Company has a contingent liability to repay, in whole or in part, the grants received in the event that the Company does not meet certain defined criteria (see Note 17). The grants received are deferred and amortized to income over the period of the useful lives of the assets acquired from the proceeds of the grants received. Should the Group assess that it does not meet the defined criteria and that it is probable that the grant will be repayable, the grants will not be amortized to income and a provision will be made for any amount in excess of the unamortized balance.

Forward Exchange Contracts – Forward exchange contracts are carried at fair value and do not qualify for hedge accounting under SFAS No. 133 "Accounting For Derivative Instruments and Hedging Activities". Accordingly, changes in fair value are recorded in the consolidated statements of income and comprehensive income (Note 3). The estimated fair values of the Group's forward exchange contracts are based on quoted market prices from the counterparty to the contracts.

Research and Development Expenses – The Group expenses research and development costs as incurred. Research and development expenses, which comprise engineering, testing and pilot-shop expenses, are included in cost of sales and amounted to $238 and $754 for the years ended December 31, 2004 and 2003, respectively.

Income Taxes – Income taxes are accounted for under the asset and liability method. Deferred income taxes are recorded for differences in book and tax bases of assets and liabilities based on the tax rates and laws enacted as of each balance sheet date. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred income taxes are classified according to the classification of the related asset or liability for financial reporting.

Trade Accounts Receivable – Trade accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts is the Group's best estimate of the amount of probable credit losses in the Group's existing accounts receivable. The Group reviews its allowance for doubtful accounts monthly. Past due balances over 90 days and over a specified amount are reviewed individually for collectibility.

Earnings/(Loss) per Share – Basic earnings/(loss) per share is computed by dividing net earnings by the weighted average number of shares outstanding. The weighted average number of shares used in computing basic earnings/(loss) per share was 4,624,600 for the years ended December 31, 2004 and 2003. Diluted earnings/(loss) per share calculation considers the impact of potential common shares, unless the inclusion of the potential common shares would have an anti-dilutive effect. The number of potential common shares is calculated by assuming that outstanding options were exercised and the proceeds from such exercise were used to acquire common shares at the average market price during the reporting period. The weighted average number of shares used in calculating diluted earnings/(loss) per share was 4,624,600 and 4,646,946 in the years ended December 31, 2004 and 2003, respectively. The calculation of fully diluted earnings/(loss) per share includes no options in 2004 and 2003, respectively, for which the exercise prices were equal to or below the average market price of NABI shares on the Budapest Stock Exchange during the year.

Stock Based Compensation – The Group applies the intrinsic value-based method of accounting prescribed by Accounting Principles Board (APB) Opinion No. 25 "Accounting for Stock Issued to Employees," and related interpretations including FASB Interpretation No. 44, "Accounting for Certain Transactions involving Stock Compensation, an interpretation of APB Opinion No. 25" issued in March 2000, to account for its fixed plan stock options. Under this method, compensation expense is recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. SFAS No. 123, "Accounting for Stock-Based Compensation," established accounting and disclosure requirements using a fair value-based method of accounting for stock-based employee compensation plans. As allowed by SFAS No. 123, the Company has elected to continue to apply the intrinsic value-based method of accounting described above, and has adopted the disclosure requirements of SFAS No. 123 (Note 16).

Recent Accounting Pronouncements – In December 2004, the Financial Accounting Standards Board ("FASB") issued SFAS No. 123 (revised 2004), "Share-Based Payment", which addresses the accounting for transactions in which an entity exchanges its equity instruments for goods or services, with a primary focus on transactions in which an entity obtains employee services in share-based payment transactions. This Statement is a revision to Statement 123 and supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees", and its

For The Years Ended December 31, 2004 and 2003
(all amounts in thousands of US$, unless otherwise stated)

related implementation guidance. For nonpublic companies, this Statement will require measurement of the cost of employee services received in exchange for stock compensation based on the grant-date fair value of the employee stock options. Incremental compensation costs arising from subsequent modifications of awards after the grant date must be recognized.

In December 2004, the FASB issued SFAS No.151, "Inventory Costs", which clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). Under this Statement, such items will be recognized as current-period charges. In addition, the Statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities.

In December 2004, the FASB issued SFAS No. 153, "Exchanges of Nonmonetary Assets", which eliminates an exception in APB 29 for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. This Statement will be effective for nonmonetary asset exchanges in fiscal periods beginning after June 15, 2005.

The European Parliament and the Council of the European Union passed a regulation in July 2002, which will require all listed companies in the EU, including companies listed in Hungary, to prepare their consolidated financial statements in accordance with International Financial Reporting Standards ("IFRS") issued by the International Accounting Standards Board for financial years starting on or after 1 January 2005.

3) FORWARD EXCHANGE CONTRACTS

The Group utilizes forward exchange contracts to limit the impact of exchange rate fluctuations on its consolidated results of operations. The Group had open forward sale exchange contracts denominated in US$ with notional amounts of 8,500 and 50,500 as of December 31, 2004 and 2003, respectively. The Group recorded net unrealized forward exchange rate gains of 2,281 and 3,791 on marking these forward exchange contracts to market at December 31, 2004 and 2003, respectively, which amounts are included as a component of other income/(expense) in the consolidated statement of income and comprehensive income.

4) INVENTORIES

	2004	2003
Inventories consist of the following at December 31:		
Raw materials	46,894	52,560
Work-in-process	28,596	40,000
Finished goods	11,955	12,089
	87,445	**104,649**
Less allowances for:		
slow moving and obsolete inventories:	(3,068)	(1,682)
write off of work in progress to estimated net realizable value:	(4,791)	(4,556)
	79,586	**98,411**

The Group enters into sales contracts for the manufacture and delivery of buses based upon fixed prices per unit. For each contract, the Group evaluates its total revenue on the remaining units to be manufactured compared to its estimate of its total cost to complete. Should such cost estimates to complete the remaining units exceed the total remaining revenue to be earned under the contract, the Group recognizes the estimated loss on the contract in the period that such losses become evident. At December 31, 2004 and 2003, the Group reserved for estimated losses on contracts of 7,122 and 5,679 respectively. Such reserves of 4,791 and 4,556 were reflected as an adjustment to reduce inventory valuation at December 31, 2004 and 2003, respectively, as such contracts were in process and the balance of the reserves of 2,331 and 1,123 as at December 31, 2004 and 2003, respectively, were recognized in accrued liabilities where the related contract had been signed and the Group was legally bound but production was not yet in process. The manufacture and delivery under these contracts is scheduled to occur in 2005.

Notes to the Consolidated Financial Statements (cont.)

For The Years Ended December 31, 2004 and 2003
(all amounts in thousands of US$, unless otherwise stated)

5) PROPERTY AND EQUIPMENT

	2004	2003
Property and equipment consist of the following at December 31:		
Land, buildings and improvements	35,533	34,600
Furniture, equipment and vehicles	55,478	50,912
Demonstration vehicles	3,296	2,566
Buses under lease (note 9)	8,307	8,308
Construction in progress	304	933
	102,918	**97,319**
Less accumulated depreciation	(52,190)	(38,979)
	50,728	**58,340**

Depreciation and amortization expense was 8,949 and aDecember 31, 2004 and 2003, respectively.

During 2004, the Group recorded 4,878 (2003: 1,546) of impairment losses against assets at the composite manufacturing plant in Kaposvár based on expected future cash flow and an independent valuation of the property.

The Group is obligated under capital leases covering certain machinery and equipment that expire at various dates during the next 5 years. At December 31, 2004 and 2003, the gross amount of property and equipment and the related accumulated depreciation recorded under capital leases were as follows:

	2004	2003
Equipment under capital leases	1,625	1,257
Less: Accumulated depreciation	(491)	(337)
	1,134	**920**

In 2001, the Group delivered buses to a US customer, which are subject to a conditional buy-back arrangement and have been treated as operating leases (Note 10). At December 31, 2004 and 2003 the gross amount of equipment and related accumulated depreciation recorded in property and equipment under this transaction was as follows:

	2004	2003
Buses under lease	8,308	8,308
Less: Accumulated depreciation	(2,973)	(2,142)
	5,335	**6,166**

6) GOODWILL

The changes in the carrying amount of goodwill for the year ended December 31 are as follows:

	2004	2003
Goodwill from acquisitions	18,728	18,728
Impairment	(16,037)	-
	2,691	**18,728**

Under SFAS No. 142, goodwill impairment occurs if the net book value of a reporting unit exceeds its estimated fair value. All of the Group's goodwill is attributed to Optare. The test completed in the fourth quarter indicated that the recorded book value of this reporting unit exceeded its fair value, as determined by a valuation performed by an independent third party.

The decrease in the fair value of the reporting unit is due to the fact that business synergies expected at the time of the acquisition of Optare did not materialize and the UK bus market performance has not met expectations.

The Group has recorded a non-cash impairment charge of 16,037 to reduce the carrying value of goodwill to its estimated fair value.

Management cannot provide assurance that future impairment charges will not be required.

For The Years Ended December 31, 2004 and 2003
(all amounts in thousands of US$, unless otherwise stated)

7) WARRANTY PROVISIONS

NABI makes provision for the anticipated warranty costs for each bus sold. The warranty terms and period are specifically stated in the contract with each customer.The movements in provisions for estimated warranty costs during the years ended December 31, 2004 and 2003 were as follows:

	2004	2003
At beginning of period	17,923	9,466
Charged in the period	18,013	16,871
Utilized	(9,023)	(8,624)
Fx translation	234	210
At end of period	**27,147**	**17,923**

Warranty provisions increased to 27,147 as at December 31, 2004 compared to 17,923 at December 31, 2003 primarily due to (i) normal warranty reserves made for shells and buses produced in Hungary and in the USA; (ii) increase in customer purchased extended warranties in the USA; (iii) the additional provision for the repair of a fault appearing in certain series of buses delivered in prior years; and (iv) a provision of 4,815 for retrofit for buses delivered to one customer. The customer is withholding amounts in excess of the normal retentions it is entitled to under its contract for alleged defects in buses delivered by NABI.

Refer to Note 20 for a discussion of the correction of prior years' errors relating to warranty provisions.

8) CREDIT AGREEMENTS

Short-term debt

On April 21, 2004 the Group entered into a Restructuring Facility Agreement ("Restructuring Facility") and an Amended and Restated Note and Warrant Purchase Agreement ("Amended Note") as part of restructuring its financing (collectively the "Refinancing Agreements"). Optare also concluded an agreement with it banks on April 21, 2004 for a revised financing facility structure ("New Optare Facility").

The Restructuring Facility is with a syndicate of Hungarian Banks and is a floating rate term loan in the amount of 92.5 million (as at April 21, 2004) with the principal balance repayable on December 30, 2006. Interest is payable at LIBOR for the applicable interest period plus a margin and certain mandatory costs. The loan comprises two facilities, Facility A for 78.7 million with an interest period of three months and Facility B for 13.8 million with an interest period of three months. The effective rate of interest according to the above agreement is approximately 2.6%.

The Amended Note Agreement provides for repayment of the outstanding principal (17,850 as at April 21, 2004) on December 30, 2006. Interest accrues at 9.91% and provision is made for additional payments in the event of early repayment of all or part of the amounts outstanding.

The Group is required to make the following mandatory prepayments under the Refinancing Agreements:	
2005	6,000
2006	3,000

As part of the Refinancing Agreements, the Group's lenders received warrants to acquire 1,713,753 ordinary shares of NABI Rt. (25% on a fully diluted basis) at an exercise price of 1,087 HUF (approximately US$ 5.10 as at April 21, 2004) per share. The issuance of these warrants is in addition to the warrants previously issued to a US financier pursuant to the Original Note Agreement. The value of the warrants has been determined through the use of the Black Scholes Option Pricing Model and was accounted for as a credit to the additional paid in capital offset against the par value of the debt (debt discount).

The New Optare Facility provides for an overdraft facility of GBP 2 million (US$ 3.6 million at April 21, 2004 exchange rates), a term loan of GBP 3.2 million (US$ 5.7 million at April 21, 2004 exchange rates) repayable in GBP 38,500 monthly installments with the final capital repayment due on June 30, 2011 and an asset finance facility of GBP 0.4 million (US$ 0.7 million at April 21, 2004 exchange rates). Interest on the overdraft facility is at the base lending rate published by a British bank as the base rate for advances in GBP, plus a margin of 1.5%. Interest for the term loan is at the same base rate plus a margin of 1.75% reducing to 1.5% if certain conditions are met.

The Group and the Security Agent entered into a series of agreements to secure all of the Group's obligations under the Refinancing Agreements. The security covers the following assets of NABI Rt. and NABI Inc.: a first ranking mortgage on all land and buildings, a first ranking mortgage, charge or security interest in all intercompany loans, intellectual property, investment property, leases and licenses, intangibles and other assets (with the exception of NABI Inc.'s accounts receivables and inventory), assignment of insurance policies, right of set off over bank accounts and a pledge of all the shares in NABI Inc. and Optare Holdings.

The New Optare Facility contains security provisions covering a first ranking legal charge over the title of freehold properties of Optare, a first ranking debenture over all the assets of Optare and a first ranking legal charge over the key person and critical illness policies of certain Optare management.

For The Years Ended December 31, 2004 and 2003
(all amounts in thousands of US$, unless otherwise stated)

The Refinancing Agreements and the New Optare Facility contain customary representation and warranties. The Group is subject to some restrictive covenants including compliance with certain financial covenants and restrictions regarding the ability of the Group to pay dividends, borrow funds, merge and dispose of its assets. The Refinancing Agreements and the New Optare Facility contain the customary events of default, which would trigger early repayment of the loan including those related to a change of control.

NABI repaid US$ 12.0 million in February 2004, US$ 2.0 million in June 2004, and US$ 8.0 million in September 2004.

As of September 30 and December 31, 2004, the Group did not meet certain quarterly covenant tests set forth in the above agreements. In accordance with US GAAP, the Group has reclassified its long term debt to current. As described in Note 19, the Group signed a Master Support Agreement on May 26, 2005 which agreement contains waivers of breached covenants conditional on the implementation of the Master Support Agreement.

	2004	2003
NABI Rt., net of debt discount 534 as of December 31, 2004	27,604	35,879
NABI Inc., net of debt discount 984 as of Dec 31, 2004	55,172	60,743
Optare	6,729	14,040
Senior Notes payable, net of debt discount of 1,215 as of December 31, 2004 - interest at 9.91%	15,052	18,515
	104,557	**129,177**

9) CAPITAL LEASE OBLIGATIONS

The Group is a lessee under certain capital leases for equipment. These agreements have varying maturity dates through 2008. Interest expense related to capital leases obligations totaled 125 and 42 for the years ended December 31, 2004 and 2003, respectively.

The aggregate scheduled maturities of the Group's capital lease obligations as of December 31, 2004 are as follows:

	2004
2005	1,002
2006	194
2007	184
2008	70
Thereafter	25
Less: Current portion	(1,002)
Total	**473**

10) OBLIGATIONS UNDER RESIDUAL VALUE GUARANTEES AND DEFERRED REVENUE

During 2001, the Group sold certain buses under agreements which provide the customer with an option to sell the buses back to the Group at specified prices after periods between five and six years from the delivery. In accordance with EITF Issue 95-1, "Revenue Recognition on Sales with a Guaranteed Minimum Resale Value", the transaction has been accounted for as an operating lease. Amounts received in the transaction in excess of the Group's residual value guarantee obligation are recorded as deferred revenue and amortized on a straight-line basis over the period to the first exercise date of the guarantee. In both 2004 and 2003, 1,465 of deferred revenue was recognized in total revenue.

11) FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying value of cash equivalents, accounts receivable, accounts payable, and accrued liabilities approximate fair value due to the short duration of these instruments. The carrying value of long-term debt, excluding the Metropolitan Agreement, approximates fair value due the variable interest payable on the debt. The estimated fair value of the Metropolitan Agreement totaled 9,760 and 23,302 as of December 31, 2004 and 2003, respectively, based on interest rates available for borrowings with similar provisions as noted in the respective agreements. Considerable judgment is required in developing the estimates for fair value of long-term debt and, therefore, such values are not necessarily indicative of the amounts that could be realized in a current market exchange.

Notes to the Consolidated Financial Statements (cont.)

For The Years Ended December 31, 2004 and 2003
(all amounts in thousands of US$, unless otherwise stated)

12) SEGMENT REPORTING

In measuring performance and allocating assets, the chief operating decision maker reviews three operating segments: US buses, US parts and the UK. The US bus segment comprises urban transit buses manufactured in Hungary and assembled in the USA, and other buses manufactured in the UK for sale in the US. The US parts segment comprises the sale of parts for buses manufactured by NABI and other bus manufacturers in the US. The UK segment comprises buses, parts and repair services sold in the UK market. The accounting policies of these reportable segments are the same as those described in the summary of significant accounting policies in Note 2. Management evaluates the performance of each segment based upon operating income before interest income and expense, other income, amortization of debt discount, amortization of debt issue costs and income taxes.

The following tables sets forth certain operating data for the years indicated:

For the year ended December 31, 2004

	US Buses	as a % of net sales	US Parts	as a % of net sales	UK	as a % of net sales	HU buses and others	as a % of net sales	Eliminations	Total
Net Sales	238,887	100.00%	46,297	100.00%	88,661	100.00%	4,551	100.00%	378,396	
Cost of Sales	(255,134)	(106.80)	(35,455)	(76.58)	(76,582)	(86.38)	(6,434)	(1.41)	(29)	(373,634)
Gross Profit	(16,248)	(6.80)	10,842	23.42	12,079	13.62	(1,883)	(0.41)	(28)	4,762
Selling, General and Administrative Expenses	(25,482)	(10.67)	(4,966)	(10.73)	(10,849)	(12.24)	(1,213)	(0.27)	-	(42,511)
Operating Income	(62,645)	(26.22)	5,876	12.69	1,230	1.39	(3,096)	(0.68)	(28)	(58,664)
Other Income (Expense)	6,938	2.90	4	0.01	-	-	-	-	-	6,942
Net Interest Expense	(3,793)	(1.59)	(434)	(0.94)	(507)	(0.57)	-	-	-	(4,734)
Income Before Income Taxes	(59,500)	(24.91)	5,445	11.76	723	0.82	(3,096)	(0.68)	(28)	(56,456)
Income Taxes	(7,639)	(3.20)	(1,457)	(3.15)	(59)	(0.07)	-	-	-	(9,155)
Net Income	**(67,139)**	**(28.10)**	**3,988**	**8.61**	**664**	**0.75**	**(3,096)**	**(3.49)**	**(28)**	**(65,611)**
Total Assets	245,807		14,769		50,010		2,756		(84,241)	229,100
Goodwill					2,691					2,691

For the year ended December 31, 2003

	US Buses	as a % of net sales	US Parts and Others	as a % of net sales	UK	as a % of net sales	Eliminations	Total
Net Sales	217,536	100.00%	39,434	100.00%	79,218	100.00%	(16,123)	320,065
Cost of Sales	(227,426)	(104.55)	(30,447)	(77.21)	(69,861)	(88.19)	16,133	(311,601)
Gross Profit/ (loss)	(9,890)	(4.55)	8,987	22.79	9,357	11.81	10	8,464
Selling, General and Administrative Expenses	(18,761)	(8.62)	(4,400)	(11.16)	(8,989)	(11.35)	-	(32,150)
Operating Income/ (loss)	(28,651)	(13.17)	4,587	11.63	368	0.47	10	(23,686)
Other Income (Expense)	4,787	2.2	(80)	(0.2)	208	0.26	-	4,915
Net Interest Expense	(3,252)	(1.5)	(264)	(0.67)	(438)	(0.55)	-	(3,954)
Income Before Income Taxes	(27,116)	(12.47)	4,243	10.76	138	0.17	10	(22,725)
Income Taxes	7,160	3.29	(1,085)	(2.75)	(112)	(0.14)	-	5,963
Net Income	**(19,956)**	**(9.17)**	**3,158**	**8.01**	**26**	**0.03**	**10**	**(16,762)**
Total Assets	274,100		14,759		60,837		(75,260)	274,436
Goodwill					18,728			18,728

Notes to the Consolidated Financial Statements (cont.)

For The Years Ended December 31, 2004 and 2003
(all amounts in thousands of US$, unless otherwise stated)

Property and equipment at December 31, was located as follows:	**2004**	**2003**
Hungary	20,588	27,059
United States of America	12,863	15,230
United Kingdom	17,277	16,051
	50,728	**58,340**

13) OTHER INCOME/(EXPENSE)

Other income /(expense) consists of the following for the years ended December 31:	**2004**	**2003**
Net currency exchange and remeasurement effects	8,203	5,536
Other	586	691
	8,789	**6,227**

14) INCOME TAXES

Income tax expense consists of the following for the years ended December 31:	**2004**	**2003**
Current tax benefit	2,353	444
Deferred tax (expense)/benefit	(11,508)	5,519
Total tax (expense)/benefit:	**(9,155)**	**5,963**

The Group is liable for corporate income taxes based on the tax laws of the jurisdiction in which it operates. The corporate tax rate in Hungary was 16% for 2004 and 18% for 2003 and NABI Rt. was entitled to a 60% tax holiday in 2003, bringing its effective tax rate down to 7.2%. NABI Rt.'s tax holiday expired at the end of 2003. The tax rate has been reduced to 16% for tax years commencing January 1, 2004. In the US, NABI Inc. pays state taxes at various rates and federal tax at 34%. In the UK, the corporate tax rate is 30%.

Income taxes for the years ended December 31, 2004 and 2003 differ from the amounts computed by the tax rate of 16% for 2004 and 18% for 2003 to loss before income taxes. The reasons for the differences are the follows:

	2004	**2003**
Loss before income taxes	(56,456)	(22,725)
Computed "expected" tax benefit at 16% in 2004 and 18% in 2003	9,033	4,091
(Increase)/decrease in income taxes resulting from:		
Deferred tax allowances	(16,742)	-
Research and development	-	6
Foreign income tax expense (US and UK)	7,240	1,622
Goodwill impairment	(5,453)	-
Other taxes	(1,160)	528
Advance payment	13	95
Loss carry forward	(1,547)	(608)
Warranty	101	427
Non-deductible expenses per RT statutory f/s	(1,130)	-
Other	70	(198)
Change in tax rate	420	-
Total tax benefit/(expense)	**(9,155)**	**5,963**

For The Years Ended December 31, 2004 and 2003
(all amounts in thousands of US$, unless otherwise stated)

Deferred tax balances at December 31 were as follows:	2004	2003
Deferred tax assets:		
Deferred income	193	439
Inventory	1,368	2,313
Accrued warranty	7,426	4,095
Accrued vacation	119	215
Net operating loss carryforwards	8,786	2,938
Property and equipment	164	-
Other accrued liabilities	1,871	2,199
Minimum tax credit carryforward	127	-
Other	13	833
Total gross deferred tax assets	**20,067**	**13,032**
Less: valuation allowance	(19,059)	-
Deferred tax assets	**1,008**	**13,032**
Deferred tax liabilities:		
Inventory	(513)	-
Warranty	(41)	-
Property and Equipment	(1,919)	(1,862)
Other	(484)	(307)
Total gross deferred tax liabilities	**(2,957)**	**(2,169)**
Net deferred tax (liabilities)/assets	(1,949)	10,863

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Group will realize the benefits of these deferred tax assets, net of the valuation allowance. During 2004 and 2003, the valuation allowance increased by 19,059 and 0, respectively.

15) EMPLOYEE BENEFIT PLANS

NABI Rt. makes contributions to state and private pension plans as required by law. NABI Rt. had no unfunded employee benefits at December 31, 2004 and 2003.

NABI Inc. sponsors a 401(k) Plan (the "NABI Inc. Plan") and, effective July 1, 2000, matched 20% of employee contributions. During 2004, NABI Inc. contributed nil (2003: 200) to the NABI Inc. Plan.

Optare sponsors a defined contribution pension plan for its employees (the "Optare Plan"). Optare matched 2% of employee contributions and contributes 1.15% of employee compensation regardless of the level of employee contribution. During 2004, Optare contributed 356 (2003: 395) to the Optare plan.

16) EMPLOYEE SHARE OPTION PLAN

In June 1997, Shareholders approved a five-year employee share option plan (the "Plan"). The Plan expired in 2002 and no further shares are issuable under the plan. Under the terms of the plan, the Board of Directors could grant employees options in NABI Rt.'s common shares at a price equal to 100% of the weighted average market price calculated over the 60 trading days preceding the date on which the option is granted. The option agreements with the employees provide that the employee is responsible for any taxes payable upon exercise of the options. All stock options have a 5-year term and vest and become fully exercisable immediately after the date of grant.

Notes to the Consolidated Financial Statements (cont.)

For The Years Ended December 31, 2004 and 2003
(all amounts in thousands of US$, unless otherwise stated)

The Group applies APB Opinion No. 25 in accounting for its Plan and, in terms of which, no compensation cost has been determined or recognized for its stock options in the financial statements. Had the Group determined compensation cost based on the fair value at the grant date for its stock options under SFAS No. 123, the Group's net results would have been as per the pro forma amounts indicated below:

		2004	2003
Net loss	As reported	(65,611)	(18,199)
	Pro-forma	(65,611)	(18,199)
Basis loss per share	As reported	(14.19)	(3.94)
	Pro-forma	(14.19)	(3.94)
Diluted loss per share	As reported	(14.19)	(3.94)
	Pro-forma	(14.19)	(3.94)

In 2004 and 2003, the Group did not issue any employee share options. Therefore, no fair value based compensation cost was recognized in the calculation of pro forma net income for 2004 and 2003.

The following table summarizes information about share options granted at December 31, 2004 and 2003:

	Options Outstanding	Weighted Average Exercise Price in US(*)
As at December 31, 2002	**288,400**	**15.87**
Granted	0	0
Exercised	0	0
Cancelled	(59,000)	19.44
As at December 31, 2003	**229,400**	**15.78**
Granted	0	0
Exercised	0	0
Cancelled	(49,000)	15.52
As at December 31, 2004	**180,400**	**16.92**

The following table summarizes the share options outstanding at December 31, 2004:

Options Outstanding			**Options Exercisable**	
Weighted Average Exercise Price in USD (*)	Number Outstanding	Weighted-Average Remaining Life	Number Exercisable	Weighted Average Exercise Price in USD (*)
16.55	23,000	1.24	23,000	16.55
16.93	137,400	2.22	137,400	16.93
17.28	20,000	2.29	20,000	17.28
16.92	180,400	1.91	180,400	16.92

The original HUF based option exercise prices have been converted into USD using the applicable year-end HUF/USD exchange rate.

17) COMMITMENTS AND CONTINGENCIES

The Group is involved in litigation and other proceedings in the normal course of business. Management believes that the resolution of these matters will not have a material adverse effect on the Group's financial position or results of operations.

As part of the procurement process, customers often require bus manufacturers to provide bid bonds and performance bonds. Performance bonds are typically required in an amount equal to 5% to 10% of the value of the contract they secure. As of December 31, 2004, NABI had provided performance bonds to its customers in an aggregate value of US$ 45.1 million. The annual cost of providing the bonds is 1% of the bonds' value and is factored into the price quoted in the bids and proposals.

NABI is committed to pay certain minimum royalties under agreements with suppliers.

For The Years Ended December 31, 2004 and 2003
(all amounts in thousands of US$, unless otherwise stated)

The Group's commercial commitments as of December 31, 2004 are:

Description	Total amounts Committed	Less than 1 year	1-3 years	3-5 years	After 5 years
Performance bonds	23,055	18,055	5,000	-	-
Royalty	1,550	675	875	-	-
Total commitments	**24,605**	**18,730**	**5,875**	-	-

NABI has initiated the termination of the exclusivity regarding the composite bus manufacturing; therefore, the Company does not expect to pay royalty after September 30, 2005.

Government grants:

Certain subsidies amounting to 1,790 were granted to Nabi Rt. in prior years to support the financing of the phases of its investment into the composite shell production in Kaposvár, Hungary. The subsidies have the following requirements:

1. the cumulative net export sales generated by the new investment during the period of 2003 to 2007 are to be between 75% and 100% of HUF 21,425 million (US$ 118,836 thousand at December 31, 2004 exchange rate).
2. Nabi Rt. has to undertake to employ an additional average of 50 employees between July 1, 2002 and June 30, 2006. Furthermore, a certain number of those people who are hired have to be registered as unemployed prior to their employment with Nabi Rt.

If the cumulative net export sales are less than 75% of the above amount, then the total amount of the subsidy will have to be refunded by the Group.

NABI has accrued US$ 1.9 million for repayment of subsidies for which it is not expected to meet the defined requirements.

18) RELATED PARTIES

As a part of the restructuring, NABI entered into consulting contracts with two of its board members. In line with the terms of these agreements, in 2004, the Group received invoices totaling US$ 223,000 out of which outstanding invoices totaled US$155,000 as of December 31, 2004.

19) SUBSEQUENT EVENTS

On May 26, 2005, the Group entered into a Master Support Agreement (MSA), which incorporated a Term Sheet (TS) (together the „Agreements") with the lenders to Nabi Rt. and Nabi Inc. (collectively the "Financiers").

The Agreements stipulate that the Group will continue to pursue its restructuring efforts with a view to reducing debt as soon as practicable and ensuring the ongoing long term commercial trading operations of the group companies.

The Agreements also oblige the Group to continue its efforts to dispose of assets and businesses.

The Agreements provide for a restructuring of the Group's debt, debt for equity conversions, conditional waivers of all defaults under the prior financing agreements and the future trading relationship between the group companies. The Agreements set out certain milestones, which if not achieved, and certain events, the occurrence of which, will lead to the termination of the Agreements.

Contingent on the timing and structure of the disposal of assets and businesses, the Agreements envisage that the Financiers may obtain ownership interests effectively through debt to equity conversions in NABI Rt. and NABI, Inc. Should such debt to equity conversions materialize, NABI Rt. would be free of any indebtedness, but will maintain a guarantee for repayment of up to US$ 5 million of the debt of NABI, Inc., secured by a lien on all real estate assets of NABI Rt.

Should such debt to equity conversion materialize, the amended indebtedness of NABI Inc., as the sole borrower following the completion of the restructuring (the Remaining Debt), would consist of three tranches. Term A secured debt of US$ 30 million maturing in 2010 with annual installments commencing in 2006 at an interest rate of LIBOR plus 800 bps or a fixed rate of 12%. Term B secured debt of US$ 15 million repayable in one instalment in 2012 with an interest rate of 15% which compounds and is payable only at maturity. Term C unsecured subordinated debt of US$ 15 million (or US$ 18 million if the debt to equity conversion should happen prior to September 30, 2005) repayable in one instalment in 2013 with an interest rate of 16% which compounds and is payable at maturity. Interest in connection with Term B and Term C debt is reduced on any principal balance which is repaid within 2 years. Any net proceeds generated from sales of assets and businesses will be used to reduce the Remaining Debt. The exact method of the implementation of the restructuring is contingent on a number of factors. The Group will announce further details of the implementation in due course.

In return for the conversion of debt, subject to shareholder approval, the Group intends to issue new shares to the Financiers pro rata to their outstanding indebtedness at December 31, 2004 due from group companies equivalent up to 33% of the aggregate of all shares in issue. As part of the restructuring, all outstanding warrants will be cancelled. In addition, the Financiers will convert debt to equity of NABI Inc. corresponding to a 90% equity interest in NABI Inc.

It is envisaged that the Financiers will have the right to nominate board members in NABI Rt. commensurate with the ownership of equity, and all but one director of NABI Inc., which will be appointed by NABI Rt.

Notes to the Consolidated Financial Statements (cont.)

For The Years Ended December 31, 2004 and 2003
(all amounts in thousands of US$, unless otherwise stated)

20) PRIOR YEARS' ERRORS

During the year ended December 31, 2004, NABI, Inc. incurred expenses in connection with the purchase of extended warranties for two bus sales contracts completed in 2001 and 2002. The purchase of these warranty contracts should have been expensed at the time revenue was recognized for the bus sales rather than in 2004, the year the extended warranties were purchased.

The result is that the net income of Nabi Inc. for 2001 and 2002 was overstated as follows:

	2002	2001
Net income as originally presented	2,380	613
Amount of overstatement (net of tax)	1,191	247
Net income as adjusted	**1,189**	**366**

Net income of the Group as presented in the financial statements for 2001 and 2002 was overstated as follows:

	2002	2001
Net income as originally presented	7,090	7,952
Amount of overstatement (net of tax)	1,191	247
Net income as adjusted	**5,899**	**7,705**

Accordingly, the statement of operations shows an adjustment of 1,437 for 2003 to properly reflect the opening balance of retained earnings.

Glossary of Terms

3D CAD system Computer Aided Design technique, which models three-dimensional forms on the screen for easier simulation of how finished vehicles will look and behave.

Alero market NABI's definition for the market for small size easy access buses, especially suitable for transportation of the disabled.

Alternative fuel vehicle Any vehicle that operates with fuels other than diesel or gasoline.

Articulated bus Extra-long (typically 55 to 65 feet) bus with the rear body section connected to the main body by a joint mechanism (bellows). The bellows allow the vehicle to bend when in operation for sharp turns and curves and yet have a continuous interior.

Bus Rapid Transit (BRT) A transit system aimed at reducing traffic congestion and enhancing the quality of city life through offering features of service that emulate rail networks.

CNG Compressed natural gas; popular alternative fuel used in transit.

CompoBus® NABI's fiber reinforced composite material based integral bodied line of transit buses that are lighter than comparable steel bodied vehicles.

Double decker A high-capacity bus having two levels of seating, one over the other, connected by stairways. Total bus height is usually 13 to 14.5 feet, and typical passenger seating capacity of more than 70 passengers.

Fuel cell An advanced zero emission source of energy, which supplies electricity combining hydrogen and oxygen electrochemically without combustion, whose only "waste" is water. Fuel cell propulsion is considered a viable future solution for transit buses.

Hybrid propulsion A propulsion system that utilizes a combination of power sources in order to minimize emissions. Most frequently such propulsion systems employ a diesel or CNG fuelled internal combustion engine combined with an electric one.

ISO 9001 / ISO 9002 The set of rigorous voluntary quality systems standards for manufacturing and service operations ensuring high quality output.

ISO 14001 A series of voluntary standards for environmental management formulated by the International Organization for Standardization.

LNG Liquid natural gas; popular alternative fuel used in transit.

Low-floor vehicle A vehicle which has a level floor without steps in the boarding area and at least the front part of the vehicle, allowing step-on boarding from the ground, from a low-level platform less than 18 inches above ground or rail level.

Midi-coach A bus with separate luggage compartments, and usually with high-backed seats and sometimes restroom facilities for use in high-speed long-distance service. A midi-coach is generally 23-35 feet in length and has a seating capacity of 16-39 passengers.

Multiplex A system of electrical wiring, employed by NABI in the U.S. and pioneered by Optare in the U.K., using one 'ring main' that reduces complexity of wiring looms.

OHSAS 18001 An occupational health and safety management standard, which includes planning for the control of work related risks.

SCRIMP® Seemans Composite Resin Infusion Molding Process, used for the manufacturing of composite bus shells.

Shuttle bus Shuttle buses are typically operated over a short route with frequent turns, and they generally operate as a supplementary service. Typical operators include airports, car rental companies and hotels.

Transit bus A bus with front and center doors, normally with a rear-mounted engine, low-back seating, and without luggage compartments or restroom facilities for use in frequent-stop service in cities.

Transportation Equity Act for the 21st Century (TEA 21) Legislation passed in the United States in 1998 that provides funds for a six-year surface transit improvement program, which is the most significant such initiative of the U.S. federal government since WWII.

Urban and Rural Challenge Programs Innovative plans to improve bus services in urban and rural areas in the U.K., which are part of a recently approved 10-year Investment Plan of the U.K. government.

NABI Contacts



NABI Rt.

Corporate Office
45. Újszász u.
Budapest, 1165
Hungary
Tel: +36-1-401-7212
Fax: +36-1-407-2931
Email: corporate.office@nabi.hu

Budapest Bus Body Plant
45. Újszász u.
Budapest, 1165
Hungary
Tel: +36-1-401-7399
Fax: +36-1-407-2931
Email: budapest@nabi.hu

NABI, Inc.



Headquarters and Manufacturing
106 National Drive
Anniston, AL 36207
USA
Tel: +1-256-831-4296
Fax: +1-256-831-4299
Email: nabiusa@nabiusa.com

Aftermarket Operations
1275 S. Houk Rd
Delaware, OH 43015
USA
Tel: +1-740-369-1056
Toll free: +1-888-333-6224
Fax: +1-740-363-5897
Email: parts@nabiusa.com

Marketing and Sales Department
3450 E. Philadelphia St.
Ontario, CA 91761
USA
Tel: +1-909-930-3809
Fax: +1-909-923-6597
Email: bussales@nabiusa.com

Optare Holdings Ltd.



Head Office
Leeds Bus Plant
UNITEC Parts & Service
Manston Lane
Leeds, LS 15 8SU
United Kingdom
Tel: +44-113-264-5182
Fax: +44-113-260-6635
Email: bussales@optare.com
parts@optare.com

UNITEC London Service Centre
Unit 5, Gateway 25
Weston Avenue
West Thurrock
RM20 3ZD
United Kingdom
Tel: +44-170-889-2440
Fax: +44-170-886-2125
Email: aftersales@optare.com

Rotherham Bus Plant
UNITEC Service Centre
Denby Way
Rotherham, S66 8HR
United Kingdom
Tel: +44-170-953-5100
Fax: +44-170-953-5102
Email: aftersales@optare.com
coachsales@optare.com



Leeds
Rotherham
London
Budapest
Delaware
Ontario
Anniston



NABI

www.nabi.hu • www.nabiusa.com • www.optare.com